Filed by Tornier N.V. (SEC File No.: 001-35065)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.
Form S-4 File No.: 333-201175

To: Wright Employees; Tornier Employees

From: Bob Palmisano and Dave Mowry

Date: December 19, 2014

CC: WinningTogether Email

EMAIL SUBJECT LINE: Wright and Tornier Integration Announcement

To all Employees,

Prior to the holidays and the end of the year, the leadership team wanted to update you on the Wright and Tornier merger announced in late October.

The integration team kicked off planning efforts in a joint Wright and Tornier meeting in early December, which marked the beginning of the planning process. The active engagement of the leadership team was tremendous.

Led by John White, Wright’s VP of Business Development, and Jeff Kogl, Tornier’s VP of Strategy & Corporate Development, the integration team jumped into planning the creation of one organization. As planning continues, all integration-related topics will be centrally managed and coordinated through the Integration Management Office (IMO). We also established an International integration office along with cross-functional and functional teams to support the integration efforts. You should have already heard about the Integration Team structure and individuals leading the integration effort from your functional leader.

To guarantee success, the integration will be guided by the following three principles:

•	Delighted Customers: Integrate thoughtfully, expediently, and efficiently…minimizing the impact on our customers.

•	Motivated Employees: Ensure the combined company is a great place to work.

•	Satisfied Shareholders: Drive revenue growth while creating a sustainable competitive advantage.

Our team’s overarching priority is to ensure continuity at the transaction’s close date and build momentum post-close while minimizing any disruption to the business. As the integration planning begins, we will continue to provide updates on the progress and what you can do to help.

We know that you are waiting to hear about the new combined company’s leadership. While we are still working through those decisions, we are anticipating an announcement by the end of January. We have also heard from many of you since the announcement, and in response, a list of FAQs to address the most frequently asked questions is included following this email. We remain committed to providing timely and meaningful communication and continue to rely on leadership to cascade important updates and answer your questions. Wright employees can send merger related questions to winningtogether@wmt.com or visit Wright’s internal site, https://sharepoint.wmt.com/sites/winningtogether. Tornier employees can send merger related questions to winningtogether@tornier.com. Additionally, you can visit our transaction website, www.ExtremitiesLeader.com, for updates.

As always, it is important to direct external questions and investor and media inquiries to the proper company spokespeople. Wright inquiries should be directed to Julie Tracy, Wright’s Chief Communications Officer, at (901) 290-5817 or julie.tracy@wmt.com. Tornier inquiries should be directed to Shawn McCormick, Tornier’s Chief Financial Officer, at (952) 426-7646 or shawn.mccormick@tornier.com.

Thank you for your hard work and continued efforts. We look forward to communicating with you after the holidays and hope you have a wonderful winter break.

Best regards,

ROBERT PALMISANO	DAVE MOWRY
President & Chief Executive Officer	President & Chief Executive Officer
Wright Medical Group, Inc.	Tornier NV

Employee FAQ

1.	How will our sales representatives be integrated?

At a high level, we will have a specialized upper extremity and a specialized lower extremity sales force that both carry biologics and sports medicine products in the U.S. Internationally, things will generally remain the same, and over time, we will blend the two organizations together to best take advantage of our growth opportunities. For example, in areas where we both have a strong direct presence, we may change very little. In certain distributor markets, we may benefit greatly from having the larger combined product portfolio in a particular market.

2.	How do you see the culture fit between Wright and Tornier?

Wright and Tornier share consistent and complementary approaches, including our High Performance Management System (HPMS), an Extremities focus, addressing the continuum of care through innovative solutions, and commitment to investment in medical education and professional training.

As part of the integration process, we will identify the best practices from both organizations in order to create a combined entity that leverages the strengths of both companies. Building on our shared commitment to the HPMS process, the integration process is guided by three unified principles:

•	Delighted Customers: Integrate thoughtfully, expediently, and efficiently…minimizing the impact on our customers.

•	Motivated Employees: Ensure the combined company is a great place to work.

•	Satisfied Shareholders: Drive revenue growth while creating a sustainable competitive advantage.

Even though we believe our organizations share similar cultures, it is critical to be thoughtful and collaborative throughout the integration process. As we bring our two companies together following the close, we are committed to blending and maximizing the best of our combined talents, capabilities, technologies, and cultures to bring to life a great combined company.

3.	When will integration work begin?

The integration team kicked off planning efforts in a joint Wright and Tornier meeting in early December, which marked the beginning of the planning process. Executive leadership on both sides is actively engaged to ensure a successful integration with representatives from each function to provide joint leadership in planning. Throughout this process, we will continue to provide updates on our progress and what you can do to help.

Although the integration planning has begun, we will continue to act as separate and independent companies until the transaction is closed. Please seek Legal guidance if you are unsure about what information can be shared.

4.	How will this integration affect me?

Until the transaction closes, it is business as usual.

For the majority of employees, there are no immediate changes to your daily activities. Some employees may be asked to serve on integration planning teams. As organization design progresses, there may be changes to the management structure but none will be implemented prior to Day One. Today, current reporting relationships will stay the same; you will continue to report to your current manager unless you are notified otherwise.

The integration to combine our current operations will involve detailed planning and deliberation. Please recognize that we might not have all of the answers yet, however, we intend to communicate any information and updates as quickly as possible.

5.	What can be done to make sure that the integration does not affect our ongoing initiatives?

Although the integration planning has begun, we need to continue to act as separate and independent companies until the transaction is closed. It is critical that we continue to focus on achieving previously communicated business objectives and individual performance goals. As integration planning progresses, we will continue to share further communications with you regarding potential changes, if any. Throughout this process, we will continue to provide updates on our progress and what you can do to help.

IMPORTANT ADDITIONAL INFORMATION ABOUT THIS TRANSACTION AND WHERE TO FIND IT

In connection with the proposed merger, Tornier has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Wright and Tornier that also constitutes a preliminary prospectus of Tornier. The registration statement is not complete and will be further amended. Wright and Tornier will make the final joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the final joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.